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The weekly drip from Kadeya on hydration, innovation, and how you can own a piece of the future.

The Drip Issue #1 [July 9, 2025]

Hey there,

Welcome to the very first edition of *The Drip* - Kadeya's weekly newsletter where we'll keep you looped in on what we're building, where we're headed, and how you can get involved in reshaping the future of hydration.

We've got big news! (and you're hearing it here first, shhhhh! 🤐)

We're launching a **Community Round** on Wefunder. 🚀

What does that mean? It means **you can become an owner in Kadeya** - starting with as little as $100.

At this stage, we're "testing the waters" under Regulation Crowdfunding to gauge interest from our community. That means no money or commitments yet - just an opportunity to raise your hand and say: *"I want in."*

We believe ownership should be shared with the people who know us best - our friends, early supporters, customers, and believers in a circular economy future. That's what this round is about.

👉 **Want to be among the first to invest when we go live?**
Indicate your interest here (no obligation - just sign up with your email address to stay in

the loop).

More details about this exciting round, and more, coming soon! 👀



🌎 Kadeya IRL

Last week our CPO, Denis Lussault won the people's choice award at the Germinator Startup Face Off in NYC hosted by the French - American Chamber of Commerce.



Germinators
Startup Face-Off · 2025
PAY TO THE ORDER OF
$ 10,000.00
TEN THOUSAND DOLLARS
MEMO From the French-American Chamber of Commerce · New York
kadeya
jetBlue



Denis Lussault 🔗 • 1st
Chief Product Officer at Kadeya | Startup Advisor | MIT Sloan Alum
6d • 🌐

We had a great time on Monday night at the Germinator Startup Face off brilliantly organized by the **FACC-NY | French American Chamber of Commerce - New York**.
After an intense competition with other fantastic startups, we won the Public Award sponsored by **JetBlue - Amanda Udell**!
Lots of fun, great pitches, good bites, good vibes and good wine.
Thank you **Eric Elmlas** from **Kickmaker** and **Anna Lussault** for the prep and support.
Hats off to the team at FACC-NY - **Céline Marty, Mary J. Yohannes, Brittany Sykes, Polina Bogdanovitch**

🟢🔴🟡 You and 50 others   10 comments

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 # Upcoming Events

1.  **July 11** — *Nasdaq Entrepreneurial Center*
   Kadeya's CEO, Manuela Zoninsein, will speak on the *Growth-Based Strategies* panel at the *Milestone Momentum Summit*, celebrating 10 years of founder-focused impact.

    **July 16–17** — *Detroit: Reindustrialize Conference*
   Manuela joins leaders from tech, VC, manufacturing, and government for a summit on reshoring innovation. Want to meet up IRL or an invite to ? [Reply to this email]!

    **July 22** — *Aspen Ideas: Climate x Hard Tech Breakfast*
   We're co-hosting a private investor breakfast with DiPalo Ventures & EHI Cleantech Ventures at Kadeya HQ in Chicago. ☕ RSVP for **Coffee & Capacitors** → Join the Breakfast

---



What's Flowing
Quick Takes in Climate, Circularity & Bottled Behavior

1. **Glass Bottles May Leak Up to 50 Times More Microplastics, Scientists Say** -
   Read more about the study from France's food safety agency in *Food & Wine*

2. **Small single-use plastic bottles outlawed from hotels in Illinois** - "The Small
   Single-Use Plastic Bottle Act takes effect on July 1 and bans hotels with 50 rooms or
   more from providing small single-use plastic bottles containing shampoo,
   conditioner, soap and other personal care products" - *CBS News*

3. **How a lottery-style refund system could boost recycling** - *The Conversation*

   _____

The Last Drop

This week, US Senators Shelley Moore Capito & Jeff Merkley introduced the REUSE Act.
A bipartisan bill that directs the EPA to study the feasibility of national-scale reuse and refill
systems.

Read Kadeya's CEO recent Linkedin post for 3 quick actions anyone can take to support a
move towards an Extended Producer Responsibility (EPR) bill.



Manuela Zoninsein in • 1st
Eliminating plastic from the beverage industry 🌊
Visit my website
1w • 🌐

While we watch and wait for the federal EPA to study reuse + refill, we
here in Illinois can already have a formal Needs Assessment underway
to support and design our own EPR program.

An official Extended Producer Responsibility (EPR) bill is one key way
policies can create the appropriate free-market structures for reuse +
refill to win at scale.

Here are 3 quick actions you can take (go ahead, roll the dice, see
where you land):

_____

That's all for this week! Going forward you can expect The Drip to arrive in your inbox
every Tuesday.

We have a LOT of fun things coming down the pipeline - be sure you're following us on socials if you aren't already: [Linkedin](#), [Instagram](#), [TikTok](#)

Kadeya is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

   

Kadeya, 1528 W. Adams St., Unit 3, Chicago, IL 60607, USA, 8476445767

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